November 1, 2024

Korey Pirouz
Senior Vice President
Cencora, Inc.
1 West First Avenue
Conshohocken, PA 19428

       Re: Cencora, Inc.
           Form 8-K
           Filed February 27, 2024
           File No. 001-16671
Dear Korey Pirouz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Celia Soehner